SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Roadrunner Transportation Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76973Q105
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105	Schedule 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,194,372
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,194,372
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,194,372
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76973Q105	Schedule 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,538,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,538,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,538,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76973Q105	Schedule 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,538,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,538,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,538,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 76973Q105	Schedule 13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $9,653,601.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $20,258,234.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On November 8, 2018, Elliott and Elliott International (together, the "Elliott Stockholders") entered into a Standby Purchase Agreement (the "Standby Purchase Agreement") with the Issuer, pursuant to which the Elliott Stockholders agreed to backstop the Issuer's previously announced rights offering to raise $450 million. Pursuant to the Standby Purchase Agreement, the Issuer will distribute to each holder of the Common Stock, on a date to be determined by the Issuer's Board (the "Rights Offering Record Date"), one transferrable right for every share of Common Stock. Each transferrable right will entitle the holder thereof to purchase the number of shares of Common Stock obtained by dividing 900,000,000, the total number of shares to be issued in the Rights Offering, by the total number of shares of Common Stock outstanding on the Rights Offering Record Date (the "Basic Subscription Right") for $0.50 per share (the "Subscription Price").

Pursuant to the Standby Purchase Agreement, the Elliott Stockholders have agreed to exercise, and cause their controlled affiliates to exercise, their respective Basic Subscription Rights in full. In addition, to the extent the Rights Offering is not fully subscribed, the Elliott Stockholders have agreed to purchase from the Issuer, at the Subscription Price, all unsubscribed shares of Common Stock in the Rights Offering (the "Backstop Commitment"). Pursuant to the Standby Purchase Agreement, the Issuer has agreed to reimburse the Elliott Stockholders for all documented out-of-pocket costs and expenses in connection with the Rights Offering, the Backstop Commitment, and the transactions contemplated thereby, including fees for legal counsel.

CUSIP No. 76973Q105	Schedule 13D/A	Page 6 of 10 Pages

Under the Standby Purchase Agreement, the Issuer has agreed to use deliver to the Elliott Stockholders an amended and restated Registration Rights Agreement, in the form attached to the Standby Purchase Agreement as Exhibit A ("Registration Rights Agreement"), and a Stockholders Agreement, in the form attached to the Standby Purchase Agreement as Exhibit B (the "Stockholders Agreement"). Pursuant to the Registration Rights Agreement, the Issuer will grant the Elliott Stockholders unlimited demand registration rights. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Right Agreement, which is attached as Exhibit A to the Standby Purchase Agreement. Pursuant to the Stockholders Agreement, the Elliott Stockholders will have the right to designate for nomination by the Board as directors a number of designees equal to: (i) at least a majority of the total number of directors comprising the Board at such time as long as the Elliott Stockholders beneficially own in the aggregate at least 50% of the outstanding shares of the Common Stock; (ii) at least 40% of the total number of directors comprising the Board at such time as long as the Elliott Stockholders beneficially own in the aggregate at least 40% but less than 50% of the outstanding shares of the Common Stock; (iii) at least 30% of the total number of directors comprising the Board at such time as long as the Elliott Stockholders beneficially own in the aggregate at least 30% but less than 40% of the outstanding shares of the Common Stock; (iv) at least 20% of the total number of directors comprising the Board at such time as long as the Elliott Stockholders beneficially own in the aggregate at least 20% but less than 30% of the outstanding shares of the Common Stock; and (v) at least 5% of the total number of directors comprising the Board at such time as long as the Elliott Stockholders beneficially own in the aggregate at least 5% but less than 20% of the outstanding shares of the Common Stock.

Under the Stockholders Agreement, the Issuer will agree to (i) fill any vacancy for any director designated by the Elliott Stockholders with a new designee of the Elliott Stockholders as soon as possible and (ii) include in the slate of nominees recommended by the Board, and to solicit proxies or consents in favor of, the individuals recommended by the Elliott Stockholders for election pursuant to the immediately preceding sentence. The Issuer will also be obligated to deliver to the Elliott Stockholders certain financial information specified in the Stockholders Agreement. The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement, which is attached as Exhibit B to the Standby Purchase Agreement.

Pursuant to the Standby Purchase Agreement, the Elliott Stockholders have also agreed to, amongst other things, not transfer any shares of Common Stock until the earlier to occur of the closing of the Rights Offering or the termination of the Standby Purchase Agreement without the prior written consent of the special committee of the Board.

The obligations of the Issuer and the Elliott Stockholders under the Standby Purchase Agreement are subject to various closing conditions, including, among others, that a registration statement registering the shares of common stock offered in the Rights Offering shall be declared effective, all material consents shall have been received, all terminations or expirations of waiting periods imposed under any necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other competition laws or regulations shall have occurred, the Issuer's stockholders shall have approved the Rights Offering, the Standby Purchase Agreement, and the transactions contemplated thereby, the Issuer's receipt of certain waivers under its credit agreement, and certain corporate governance changes, and there shall be no restrictions on the Issuer's ability to redeem all outstanding shares of the Issuer preferred stock.

CUSIP No. 76973Q105	Schedule 13D/A	Page 7 of 10 Pages

The Standby Purchase Agreement includes a fiduciary out provision, which permits the special committee of the Board to terminate the Rights Offering prior to the commencement of the subscription period. Additionally, the Standby Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing date by mutual written agreement, by either party if the closing of the Rights Offering does not occur by January 31, 2019, by either party for certain breaches of covenants or representations and warranties if such breach if not reasonably capable of cure on or prior to January 31, 2019, and by either party for failing to satisfy certain conditions if such failure is not reasonably capable of cure on or prior to January 31, 2019.

The foregoing description of the Standby Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Standby Purchase Agreement, which is attached hereto as Exhibit 99.16.

On November 8, 2018, the Purchasers and the Issuer entered into Amendment No. 3 to the Investment Agreement (the "Investment Agreement Amendment No. 3"). Pursuant to the Investment Agreement Amendment No. 3, the Investment Agreement was further amended as follows: (i) the date of the commencement of the right of the Issuer or the Purchasers to terminate the Investment Agreement as described in Section 5.16(a)(2) of the Investment Agreement was extended from January 1, 2019 to February 1, 2019; and (ii) Section 5.16(b) of the Investment Agreement was amended to provide that, if the Investment Agreement was not already terminated pursuant to Section 5.16(a) of the Investment Agreement, the Investment Agreement will automatically terminate upon the Rights Offering Effective Date (as defined in the Sixth Amendment to Credit Agreement, dated November 8, 2018, among the Issuer, certain subsidiaries of the Issuer, BMO Harris Bank, N.A., as Administrative Agent and as Lender, JPMorgan Chase Bank N.A., as a Lender and Wells Fargo Bank, N.A., as a Lender). As a result, pursuant to the Investment Agreement, as amended by the Investment Agreement Amendment No. 3, if the Investment Agreement has not been terminated pursuant to Section 5.16(a)(1), Section 5.16(a)(3), Section 5.16(a)(4) or Section 5.16(b) of the Investment Agreement, the Purchasers may purchase from the Issuer, on the terms and subject to the conditions set forth in the Investment Agreement (as amended), from time to time until February 1, 2019, the remaining 19,022 shares of the Series E-1 Preferred Stock at a purchase price of $920 per share.

The foregoing description of the 2018 Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement Amendment No. 3, which is attached hereto as Exhibit 99.17.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated in the entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 9.6% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 38,895,172 shares of Common Stock outstanding, which is the sum of (i) 38,515,600 shares of Common Stock outstanding as of November 6, 2018 as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 13, 2018 plus (ii) 379,572 shares of Common Stock issuable in connection with the exercise of the Warrants described below.

As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), beneficially owned 1,194,372 shares of Common Stock constituting 3.1% of the shares of Common Stock outstanding.

CUSIP No. 76973Q105	Schedule 13D/A	Page 8 of 10 Pages

As of the date hereof, Elliott International itself and through Brockdale, beneficially owned 2,538,035 shares of Common Stock constituting approximately 6.5% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 2,538,035 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.5% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 3,732,407 shares of Common Stock, constituting approximately 9.6% of the shares of Common Stock outstanding.

(c) On November 13, 2018, Elliott and Elliott International purchased 13,553 and 28,799 shares of Common Stock, respectively, at a price of $0.6324 per share. Except as set forth herein and for the exercise of the Warrants described in Item 6 below, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On September 19, 2018, the Reporting Persons entered into an Amendment No. 2 to Investment Agreement, the terms and conditions of which are qualified in their entirety by reference to the an Amendment No. 2 to Investment Agreement, which is attached hereto as Exhibit 99.15 and is incorporated herein by reference.

On November 8, 2017, the Reporting Persons entered into a Standby Purchase Agreement with the Issuer, the terms and conditions of which are qualified in their entirety by reference to the Standby Purchase Agreement, which is attached as Exhibit 99.16 hereto and is incorporated herein by reference.

On November 8, 2018, the Reporting Persons entered into an Amendment No. 3 to Investment Agreement, the terms and conditions of which are qualified in their entirety by reference to the an Amendment No. 3 to Investment Agreement, which is attached hereto as Exhibit 99.17 and is incorporated herein by reference.

On November 12, 2018, Elliott and Elliott International exercised the Warrants in full for 121,463 and 258,109 shares of Common Stock, respectively.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

Exhibit 99.15 – Amendment No. 2 to Investment Agreement, dated as of September 19, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP (incorporated by reference to Exhibit 10.35(B) of Issuer's Current Report on Form 8-K filed September 20, 2018) (File No. 001-34734).

CUSIP No. 76973Q105	Schedule 13D/A	Page 9 of 10 Pages

Exhibit 99.16 – Standby Purchase Agreement, dated as of November 8, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Elliott International, L.P. (incorporated by reference to Exhibit 10.48 of Issuer's Current Report on Form 8-K filed November 9, 2018) (File No. 001-34734).

Exhibit 99.17 – Amendment No. 3 to Investment Agreement and Termination of Equity Commitment Letter, dated as of November 8, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP (incorporated by reference to Exhibit 10.35(C) of Issuer's Current Report on Form 8-K filed November 8, 2018) (File No. 001-34734).

CUSIP No. 76973Q105	Schedule 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 13, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President